UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

January 2, 2019

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX

Exhibit 99.1	South Korea: Hanwha Total Petrochemical Invests in a new polypropylene plant to Expand its Refining & Petrochemicals Platform (December 3, 2018)
Exhibit 99.2	Thailand: Total Corbion PLA starts-up its 75,000 tonnes per year bioplastics plant (December 3, 2018)
Exhibit 99.3	Electric Mobility & Innovation : Total Launches a Pioneering Line of Fluids for Electric and Hybrid Vehicles (December 5, 2018)
Exhibit 99.4	Disclosure of Transactions in Own Shares (December 6, 2018)
Exhibit 99.5	French Guyana: Total commits to carry out its exploration campaign with transparency and invites NGOs to visit drilling operations (December 11, 2018)
Exhibit 99.6	Russia: Yamal LNG Starts Up Train 3 Twelve Months Ahead of Schedule And Achieves Its Full Capacity (December 11, 2018)
Exhibit 99.7	Total Strengthens Its Exploration Position In Mauritania (December 12, 2018)
Exhibit 99.8	Total announces the distribution of its second 2018 interim dividend (December 12, 2018)
Exhibit 99.9	Share capital decrease by way of treasury shares cancellation (December 12, 2018)
Exhibit 99.10	Australia: in line with its discipline on capital allocation, Total reduces its stake in Ichthys LNG by 4% (December 13, 2018)
Exhibit 99.11	Disclosure of Transactions in Own Shares (December 13, 2018)
Exhibit 99.12	Research & Innovation: Total in the Heart of Paris-Saclay Cluster from 2019 (December 18, 2018)
Exhibit 99.13	Disclosure of Transactions in Own Shares (December 20, 2018)
Exhibit 99.14	Brazil: Total and Petrobras take new steps forward in the scope of their Strategic Alliance (December 21, 2018)
Exhibit 99.15	Angola : Total will Launch a Fuel Retail Network with Sonangol (December 21, 2018)

EXHIBIT INDEX

Exhibit 99.1	South Korea: Hanwha Total Petrochemical Invests in a new polypropylene plant to Expand its Refining & Petrochemicals Platform (December 3, 2018)
Exhibit 99.2	Thailand: Total Corbion PLA starts-up its 75,000 tonnes per year bioplastics plant (December 3, 2018)
Exhibit 99.3	Electric Mobility & Innovation : Total Launches a Pioneering Line of Fluids for Electric and Hybrid Vehicles (December 5, 2018)
Exhibit 99.4	Disclosure of Transactions in Own Shares (December 6, 2018)
Exhibit 99.5	French Guyana: Total commits to carry out its exploration campaign with transparency and invites NGOs to visit drilling operations (December 11, 2018)
Exhibit 99.6	Russia: Yamal LNG Starts Up Train 3 Twelve Months Ahead of Schedule And Achieves Its Full Capacity (December 11, 2018)
Exhibit 99.7	Total Strengthens Its Exploration Position In Mauritania (December 12, 2018)
Exhibit 99.8	Total announces the distribution of its second 2018 interim dividend (December 12, 2018)
Exhibit 99.9	Share capital decrease by way of treasury shares cancellation (December 12, 2018)
Exhibit 99.10	Australia: in line with its discipline on capital allocation, Total reduces its stake in Ichthys LNG by 4% (December 13, 2018)
Exhibit 99.11	Disclosure of Transactions in Own Shares (December 13, 2018)
Exhibit 99.12	Research & Innovation: Total in the Heart of Paris-Saclay Cluster from 2019 (December 18, 2018)
Exhibit 99.13	Disclosure of Transactions in Own Shares (December 20, 2018)
Exhibit 99.14	Brazil: Total and Petrobras take new steps forward in the scope of their Strategic Alliance (December 21, 2018)
Exhibit 99.15	Angola : Total will Launch a Fuel Retail Network with Sonangol (December 21, 2018)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: January 2, 2019	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer